

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 23, 2023

Gail McIntyre
President and Chief Executive Officer
Aravive, Inc.
River Oaks Tower
3730 Kirby Drive, Suite 1200
Houston, TX 77098

> **Re: Aravive, Inc.**
> **Registration Statement of Form S-3**
> **Filed June 20, 2023**
> **File No. 333-272775**

Dear Gail McIntyre:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arzhang Navai at 202-551-4676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow